AMERICAN FIDELITY DUAL STRATEGY FUND, INC.

April 13, 2009

Ms. Alison T. White

Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Re:	American Fidelity Dual Strategy Fund, Inc. (the “Fund”) – 485APOS

File Nos. 333-59185; 811-08873

Ms. White,

On behalf of the Fund, this letter is in response to the comments you relayed to Jennifer Wheeler during your telephone conversation of March 30, 2009 regarding the Fund’s 485(a) filing on Form N-1A. Our response to each of your comments is in bold below. Please note that the page number references below are to the redlined version of the Word document, a copy of which is being emailed to you and delivered via overnight mail.

In addition to the changes made in response to your comments, please note that we recently received notice that Todd Investment Advisors, Inc., one of the Fund’s four sub-advisors, is engaged in a transaction that, upon completion, will result in the automatic termination of the Fund’s sub-advisory agreement. As such, we have revised the registration statement to reflect the termination of the Todd sub-advisory agreement, effective as of April 15, 2009.

We note the following in response to your comments:

PROSPECTUS

1.	Investment Goals and Strategies – Sub-Advisors’ Strategies (p.5 - 6)

Review this section for phrases and terminology that are not consistent with the SEC’s “plain English” principles.

We revised this section to conform to the SEC’s “plain English” principles, eliminating technical jargon, such as “quantitative market indicators,” “profitability and financial strength analysis,” “traditional value and contrarion factors,” and other similar terms.

2.	Portfolio Management – American Fidelity Assurance Company (p.7)

Delete the duplication about the Fund’s annual report containing information describing the basis of the Board’s approval of the Fund’s agreement with American Fidelity Assurance Company.

We deleted the last sentence of the second paragraph, which was repeated in the last sentence of the fourth paragraph.

3.	Portfolio Management – Quest Investment Management, Inc. (p.7)

Describe Mr. Nisbet’s business experience for the preceding five years.

We added a sentence about Mr. Nisbet’s business experience for the preceding five years.

4.	Fund Operations – Pricing Shares (p.9)

To the extent that American Fidelity Assurance Company is closed on days on which the New York Stock Exchange is open, identify those days.

We added information to indicate that American Fidelity Assurance Company is closed the Friday after Thanksgiving, and that it may be closed on other days on which the New York Stock Exchange is open in the event of an emergency or if a “floating” holiday is declared for a Friday or Monday in a year in which a major holiday falls on Saturday or Sunday.

5.	For More Information – Statement of Additional Information (p.13)

Correct the references to the SEC’s telephone number and zip code.

We corrected the referenced information.

STATEMENT OF ADDITIONAL INFORMATION

6.	Management – Directors and Officers (p.4)

State whether the directors of the Fund serve on the board of any other funds within the Fund’s fund complex.

We added a sentence to clarify that the Fund is not part of a fund complex.

7.	Management – Control Persons (p.5)

Provide the required information as of a date not more than 30 days prior to the effective date.

We updated the information to be as of April 15, 2009.

8.	Investment Advisory Services – Quest (p.8 - 9)

Identify the number of accounts managed by each of Quest’s portfolio managers individually, not as a group.

We revised the information under “Quest Portfolio Managers of the Fund” to clarify that the referenced accounts are managed by Quest’s investment committee, not by the individual portfolio managers.

Describe with specificity Quest’s conflict of interest policy.

We added more specific information about Quest’s conflict of interest policies in the first paragraph following the tables under “Quest Portfolio Managers for the Fund.”

Describe with specificity Quest’s compensation structure.

We added more specific information about Quest’s compensation structure under “Compensation Structure of Quest Portfolio Managers.”

9.	Renaissance (p.9 - 10)

Describe with specificity Renaissance’s conflict of interest policy.

We added more specific information about Renaissance’s conflict of interest policies in the three paragraphs following the tables under “Renaissance Portfolio Managers for the Fund.”

10.	Wedge (p.11 - 13)

Identify the number of accounts managed by each of WEDGE’s portfolio managers individually, not as a group.

We revised the information under “WEDGE Portfolio Managers for the Fund” to clarify that the referenced accounts are managed by the three portfolio managers as a group, not individually.

Describe with specificity WEDGE’s conflict of interest policy.

We added more specific information about WEDGE’s conflict of interest policies in the paragraph following the last table under “WEDGE Portfolio Managers for the Fund.”

Describe with specificity WEDGE’s compensation structure.

We added more specific information about WEDGE’s compensation structure under “Compensation Structure of WEDGE Portfolio Managers.”

PART C – OTHER INFORMATION

11.	Item 23 – Exhibits (p.C-1)

File the actual Indemnification Agreement as Exhibit h.1, rather than the “form of” agreement.

We revised the reference at Exhibit h.1 to clarify that the exhibit on file is the actual Indemnification Agreement that is in effect for multiple directors and officers, not a “form of” the agreement.

CONCLUSION

In connection with this response letter, I acknowledge that (1) the fund is responsible for the adequacy and accuracy of the disclosures in the accompanying filing, (2) staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking action with respect to the Fund’s filing, and (3) the Fund may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please call me at 405.523.5200 or Ms. Wheeler at 405.552.2273 should you need additional information.

Thank you very much for your consideration.

Sincerely,

/s/ Stephen P. Garrett

Stephen P. Garrett

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